U.S SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                 NOTIFICATION OF LATE FILING

                                          FORM 12b-25

Sec. File Number    0-9624                     Cusip Number      460491 80 6
                  -----------------------------------------------------------

                                          [Check One]
 [ X ] Form  10-K [ ] Form  20-F [ ] Form  11-K [ ]Form  10-Q [ ] Form N-SAR

          For the Period Ended:          June 30, 1996
                                  ----------------------

                   [ ] Transition Report on Form 10-KSB
                   [ ] Transition Report on  Form  20-F
                   [ ]  Transition  Report  on  Form  11-K
                   [ ] Transition  Report on Form 10-Q
                   [ ]  Transition  Report on Form N-SAR
                      For the Transition Period Ended _________________________
                    Read Instructions [on back page] Before Preparing Form.
                                 Please Print or Type
             Nothing in this form  shall be  constructed  to imply that the
              Commission  has  verified  any  information  contained
              herein
      If the  notification  relates  to a portion of the filing
        checked  above,  identify  the  Item[s]  to which  the
                      notification relates:
- --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION
Full Name of Registrant INTERNATIONAL THOROUGHBRED BREEDERS, INC.
Former Name if Applicable
Address of Principal Executive Office [Street and Number]
HADDONFIELD ROAD AND ROUTE 70 City, State and Zip Code CHERRY HILL, NEW JERSEY 08034 PART II - RULES 12b-25[b] and [c]
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                                  [Check box if appropriate]

        [a] The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[ X ]   [b] The subject annual report,  semi-annual  report,  transition report on Form 10-KSB, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        [c] The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25[c] has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEE ATTACHED
PART IV - OTHER INFORMATION
        [1] Name and telephone number of person to contact in regard to this notification

           William Warner                   609                     488-3625
           [Name]                        [Area Code]            [Telephone No.]

        [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s][ X ] Yes[ ] No

            --------------------------------------------------------------------

        [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? SEE ATTACHED [ X ] Yes[ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                          INTERNATIONAL THOROUGHBRED BREEDERS, INC.
                         [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date               September 27, 1996             By:/s/ William Warner
       ------------------------------------          ------------------
                                                       William Warner,
                                                    Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                          ATTENTION
                  Intentional misstatements or omissions of fact constitute
                       Federal Criminal Violation [See 18 U.S.C. 1001]

                                     GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                           INTERNATIONAL THOROUGHBRED BREEDERS, INC.

                                          FORM 12B-25

                           FORM 10-K FOR PERIOD ENDED JUNE 30, 1996



PART III - NARRATIVE

During the fiscal year ended June 30, 1996, the Registrant experienced extensive management changes and made a major investment in a Las Vegas project which resulted in the completion of several fairly complicated financial transactions. As a result, the Registrant is unable to complete the preparation of the Form 10-K report for filing on a timely basis.

PART IV - OTHER INFORMATION

(3) For the fiscal year ended June 30, 1995, the Registrant reported net income of $2,398,452. For the fiscal year ended June 30, 1996, the Registrant anticipates reporting a net loss in the range of $1,000,000 to $2,000,000.